Exhibit 99.1

Annexure 1

S. No.	Details Required	Information of such event

a)	Name of the target entity, details in brief such as size, turnover etc.

Athena Chhattisgarh Power Limited (“Company or Athena or Corporate Debtor”) is a 1200MW coal-based power plant located at Jhanjgir Champa district, Chhattisgarh, at a distance of ~80kms from BALCO and ~180kms from Jharsuguda.

Unit 1 and Unit 2 are ~80% and ~30% complete respectively and therefore, the Company has never been operational.

Athena was admitted under Corporate Insolvency Resolution Process (“CIRP”) on 15th May 2019 and on 13th May 2021, NCLT Hyderabad bench directed initiation of the Liquidation process of the Company.

b)	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	No

c)	Industry to which the entity being acquired belongs	Power Generation

d)	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The acquisition will fulfill the power requirement at for Vedanta Aluminium Business and via vertical integration add synergies by providing a cost advantage pertaining to power consumption.

e)	Brief details of any governmental or regulatory approvals required for the acquisition	None

f)	Indicative time period for completion of the acquisition	Acquisition estimated to be completed in FY 2023

g)	Nature of consideration - whether cash consideration or share swap and details of the same	The consideration is in the form of cash.

h)	Percentage of shareholding / control acquired and / or number of shares acquired	Vedanta Limited to acquire 100% of the paid-up capital of Athena Chhattisgarh Power Limited.

i)	Cost of acquisition or the price at which shares are acquired	Purchase Price is INR 564.67 Crore.

j)	Brief background about the entity acquired in terms of products/ line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Athena is a 1200MW power plant located at Jhanjgir Champa district, Chhattisgarh, India at a distance of ~80kms from BALCO and ~180kms from Jharsuguda.

The Plant has 2 units of 600MW each.

Unit 1 and Unit 2 are ~80% and ~30% complete respectively and therefore, the Company has never been operational.

The Plant is well connected to national highways and railway stations and is also located in close proximity to its water source, Mahanadi River and fuel source.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India I T +91 22 6643 4500 I F +91 22 6643 4530

CIN: L13209MH1965PLC291394